===================================              ----------------------------
             FORM 4                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number       3235-0287
    subject to Section 16. Form 4                 Expires:    April 30, 1998
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to
                                                                                             Issuer (Check all applicable)

Societe Lyonnaise des Eaux                      Trigen Energy Corporation  (TGN)             _____ Director   ___X___10% Owner
------------------------------------------   ------------------ ------------------------
(Last)    (First)        (Middle)            3. IRS or Social   4. Statement for             _____ Officer (give title below)
                                                Security Number      Month/Year
1, rue d'Astorg                                 of Reporting         March 1998               _____ Other (specify below)
------------------------------------------      Person          ------------------------
          (Street)                              (Voluntary)     5. If Amendment,
                                                                   Date of Original            _________________________________
Paris,      France     75008                                      (Month/Year)
------------------------------------------
(City)     (State)     (Zip)
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------- ------------ ----------------------------------- --------------- ------------- ---------------

1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired (A)          5. Amount of     6.Owner-     7. Nature of
   (Instr. 3)                 action     action       or Disposed of (D)                  Securities       ship         Indirect
                              Date       Code         (Instr. 3, 4 and 5)                 Beneficially     Form:        Beneficial
                                        (Instr. 8)                                        owned at         Direct       Ownership
                             (Month/                                                      End of Month     (D) or       (Instr. 4)
                              Day/                                                        (Instr. 3        Indirect
                              Year)                                                       and 4)           (I)
                                      ------------ ----------------------------------                      (Instr.4)
                                      ------ ----- ------------- ------ -------------
                                       Code    V     Amount      (A)or     Price
                                                                  (D)
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

Common Stock                8/10/97            J    1,515,745     D        -0-             6,507,944         I       See Notes 1&2
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                (Print or Type Responses)                       SEC 1474 (8-92)


FORM 4 (continued)                                Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                         (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- ------- ------- ----------------- ------------ ------------------ -------- ---------- ------- ---------
1.Title of Deri-  2.Conver-  3.Trans-4.Trans-5.Number of Deri- 6.Date Exer- 7.Title and Amount 8.Price  9.Number   10.Own- 11.Nature
vative Security   sion or    action  action  vative Securities cisable and  of Underlying Sec- of Deri- of Deri-   ership  of Bene-
(Instr. 3)        Exercise   Date    Code    Acquired (A) or   Expiration   urities            vative   vative     Form of ficial
                  Price of   (Month/ (Instr. Disposed of (D)   Date         (Instr. 3 and 4)   Security Securities Deriva- Indirect
                  Deriva-    Day/    8)      (Instr.3,4 and 5) (Month/Day                      (Instr.  Benefi-    tive    Ownership
                  tive       Year)                             Year)                           5)       cially     Securi  (Instr.
                  Security                                                                              Owned at   ty: Di-  4)
                                                                                                        End of     rect (D)
                                                                                                        Month      or In-
                                                                                                        (Instr. 4) direct
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
                                     ------- ----------------- ------------- -----------------
                                     ---- -- -------- -------- ------ ------ ------- ---------
                                     Code  V    (A)     (D)    Date   Expir-  Title  Amount or
                                                               Exer-  ation          Number of
                                                               cis-   Date           Shares
                                                               able

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------

Explanation of Responses:

Note 1: Lyonnaise indirectly owns the Common Stock through its subsidiary, Elyo S.A. which directly owns Cofreth American Corporation (CAC) and Compagnie Parisieene de Chauffage Urbain (CPCU).

Note 2. The shares of Common Stock beneficially owned indirectly by Lyonnaise includes 1,515,745 shares beneficially owned indirectly by CAC and CPCU pursuant to the terms of a Stockholders' Agreement. Under the Stockholders' Agreement, certain individuals (Management Stockholders) agreed to vote all their shares of Common Stock in accordance with the instructions of the Elyo group. The obligations of the Management Stockholders to exercise their voting rights pursuant to the Stockholders' Agreement ended on August 10, 1997.

                         SUEZ LYONNAISE DES EAUX               April 7, 1998
                                                                    Date
                          By: /s/ Ray A. Mantle
                              Ray A. Mantle, Attorney-in-Fact*

*   Signed pursuant to a Power of Attorney dated March 31, 1998.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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